Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Global Business Travel Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37890B100

(CUSIP Number)

July 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37890B100	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons ASOF Holdings I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,337,784
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,337,784
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,337,784
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person PN

CUSIP No. 37890B100	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons ASOF II A (DE) Holdings I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 662,499
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 662,499
9	Aggregate Amount Beneficially Owned by Each Reporting Person 662,499
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person PN

CUSIP No. 37890B100	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons ASOF II Holdings I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,675,285
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,675,285
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,675,285
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.8%
12	Type of Reporting Person PN

CUSIP No. 37890B100	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons ASOF Investment Management LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 37890B100	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons Ares Management LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 37890B100	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons Ares Management Holdings L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person PN

CUSIP No. 37890B100	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons Ares Holdco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 37890B100	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons Ares Management Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person CO

CUSIP No. 37890B100	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons Ares Voting LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 37890B100	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons Ares Management GP LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 37890B100	Schedule 13G	Page 11 of 16

1	Names of Reporting Persons Ares Partners Holdco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,675,568
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,675,568
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,568
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 37890B100	Schedule 13G	Page 12 of 16

ITEM 1.	(a)	Name of Issuer:

Global Business Travel Group, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

666 3rd Avenue, 4th Floor, New York, NY 10017.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	ASOF Holdings I, L.P. (“ASOF Holdings I”)
2.	ASOF II A (DE) Holdings I, L.P. (“ASOF II A (DE) Holdings I”)
3.	ASOF II Holdings I, L.P. (“ASOF II Holdings I” and, together with ASOF Holdings I and ASOF II A (DE) Holdings I, the “Ares Holders”)
4.	ASOF Investment Management LLC (“ASOF Investment Management”)
5.	Ares Management LLC
6.	Ares Management Holdings L.P. (“Ares Management Holdings”)
7.	Ares Holdco LLC (“Ares Holdco”)
8.	Ares Management Corporation (“Ares Management”)
9.	Ares Voting LLC (“Ares Voting”)
10.	Ares Management GP LLC (“Ares Management GP”)
11.	Ares Partners Holdco LLC (“Ares Partners”)

(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

(e)	CUSIP Number:

37890B100

CUSIP No. 37890B100	Schedule 13G	Page 13 of 16

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 464,369,867 shares of the Class A Common Stock issued and outstanding as of July 10, 2023, as provided by the Issuer.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
ASOF Holdings I, L.P.	4,337,784	0.9%	0	4,337,784	0	4,337,784
ASOF II A (DE) Holdings I, L.P.	662,499	0.1%	0	662,499	0	662,499
ASOF II Holdings I, L.P.	3,675,285	0.8%	0	3,675,285	0	3,675,285
ASOF Investment Management LLC	8,675,568	1.9%	0	8,675,568	0	8,675,568
Ares Management Holdings L.P.	8,675,568	1.9%	0	8,675,568	0	8,675,568
Ares Management LLC	8,675,568	1.9%	0	8,675,568	0	8,675,568
Ares Holdco LLC	8,675,568	1.9%	0	8,675,568	0	8,675,568
Ares Management Corporation	8,675,568	1.9%	0	8,675,568	0	8,675,568
Ares Voting LLC	8,675,568	1.9%	0	8,675,568	0	8,675,568
Ares Management GP LLC	8,675,568	1.9%	0	8,675,568	0	8,675,568
Ares Partners Holdco LLC	8,675,568	1.9%	0	8,675,568	0	8,675,568

The amount of securities reported herein includes: (i) 4,337,784 shares of Class A Common Stock held of record by ASOF Holdings I; (ii) 662,499 shares of Class A Common Stock held of record by ASOF II A (DE) Holdings I; and (iii) 3,675,285 shares of Class A Common Stock held of record by ASOF II Holdings I.

ASOF Investment Management is the manager of each of the Ares Holders. The sole member of ASOF Investment Management is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this filing, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners.

CUSIP No. 37890B100	Schedule 13G	Page 14 of 16

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over the Board Members’ decisions. Each of the Reporting Persons (other than the Ares Holders, in each case, solely with respect to the shares of Class A Common Stock held of record by each such Ares Holder as set forth above), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of these securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 37890B100	Schedule 13G	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 4,2023

ASOF Holdings I, L.P.
By: ASOF Investment Management LLC, its manager

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ASOF II A (DE) Holdings I, L.P.
By: ASOF Investment Management LLC, its manager

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ASOF II Holdings I, L.P.
By: ASOF Investment Management LLC, its manager

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ASOF Investment Management LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

CUSIP No. 37890B100	Schedule 13G	Page 16 of 16

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Holdco LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management Corporation

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management GP LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Partners Holdco LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory